Exhibit 2

BIOLINERX LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2011

BIOLINERX LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2011

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	December 31,	September 30,	September 30,
	2010	2011	2011
	NIS in thousands		In thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	111,746	33,895	9,131
Short-term bank deposits	28,037	78,564	21,165
Prepaid expenses	46	317	85
Other receivables	6,313	2,113	569
Total current assets	146,142	114,889	30,950

NON-CURRENT ASSETS
Restricted deposits	2,414	3,401	916
Long-term prepaid expenses	196	195	53
Property and equipment, net	4,509	4,076	1,098
Intangible assets, net	1,352	1,178	317
Total non-current assets	8,471	8,850	2,384
Total assets	154,613	123,739	33,334

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term bank loan	307	307	83
Accounts payable and accruals:
Trade	3,849	5,551	1,495
OCS	5,993	5,993	1,614
Licensors	1,491	-	-
Other	10,551	12,948	3,488
Total current liabilities	22,191	24,799	6,680

LONG-TERM LIABILITIES
Long-term bank loan, net of current maturities	432	191	51
Retirement benefit obligations	30	30	8
Total non-current liabilities	462	221	59
Total liabilities	22,653	25,020	6,739

EQUITY
Ordinary shares	1,236	1,236	333
Warrants	6,549	6,549	1,764
Share premium	414,435	414,780	111,740
Capital reserve	27,623	30,023	8,088
Accumulated deficit	(317,883)	(353,869)	(95,330)
Total equity	131,960	98,719	26,595
Total liabilities and equity	154,613	123,739	33,334

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE PROFIT (LOSS)
(UNAUDITED)

					Convenience translation into USD (Note 1b)
					Three months	Nine months
	Three months ended September 30,		Nine months ended September 30,		ended September 30,	ended September 30,
	2010	2011	2010	2011	2011	2011
	NIS in thousands				In thousands
NET SALES	113,160	-	113,160	-	-	-
COST OF SALES	(25,571)	-	(25,571)	-	-	-
GROSS PROFIT	87,589	-	87,589	-	-	-
RESEARCH AND DEVELOPMENT EXPENSES, NET	(6,737)	(13,255)	(43,769)	(30,044)	(3,571)	(8,094)
SALES AND MARKETING EXPENSES	(1,322)	(358)	(3,506)	(2,431)	(96)	(655)
GENERAL AND ADMINISTRATIVE EXPENSES	(2,690)	(3,272)	(8,914)	(9,546)	(881)	(2,572)
OPERATING PROFIT (LOSS)	76,840	(16,885)	31,400	(42,021)	(4,548)	(11,321)
FINANCIAL INCOME	178	8,965	3,056	10,785	2,415	2,906
FINANCIAL EXPENSES	(3,869)	(18)	(4,931)	(4,750)	(5)	(1,279)
COMPREHENSIVE PROFIT (LOSS) FOR THE PERIOD	73,149	(7,938)	29,525	(35,986)	(2,138)	(9,694)

	NIS				USD

PROFIT (LOSS) PER ORDINARY SHARE - BASIC	0.59	(0.06)	0.24	(0.29)	(0.02)	(0.08)

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary		Share	Capital	Accumulated
	shares	Warrants	premium	reserve	deficit	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2011	1,236	6,549	414,435	27,623	(317,883)	131,960
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2011:
Share based compensation				2,744		2,744
Expiration of options			113	(113)
Employee stock options exercised	*		232	(231)		1
Comprehensive loss for the period					(35,986)	(35,986)
BALANCE AT SEPTEMBER 30, 2011	1,236	6,549	414,780	30,023	(353,869)	98,719

	Ordinary		Share	Capital	Accumulated
	shares	Warrants	premium	reserve	deficit	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2010	1,235	6,549	412,513	22,963	(325,323)	117,937
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2010:
Share based compensation				4,870		4,870
Expiration of options			110	(110)
Employee stock options exercised	*		1,631	(1,631)
Comprehensive profit for the period					29,525	29,525
BALANCE AT SEPTEMBER 30, 2010	1,235	6,549	414,254	26,092	(295,798)	152,332

	Ordinary		Share	Capital	Accumulated
	shares	Warrants	premium	reserve	deficit	Total
	Convenience translation into USD thousands (Note 1b)
BALANCE AT JANUARY 1, 2011	333	1,764	111,647	7,442	(85,636)	35,550
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2011:
Share based compensation				739		739
Expiration of options			30	(30)
Employee stock options exercised			63	(63)
Comprehensive loss for the period					(9,694)	(9,694)
BALANCE AT SEPTEMBER 30, 2011	333	1,764	111,740	8,088	(95,330)	26,595

* Less than 1,000

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	Nine months ended September 30,		Nine months ended September 30,
	2010	2011	2011
	NIS in thousands		In thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive profit (loss) for the period	29,525	(35,986)	(9,694)
Adjustments required to reflect net cash provided by (used in) operating activities (see appendix below)	19,283	9,092	2,449
Net cash provided by (used in) operating activities	48,808	(26,894)	(7,245)

CASH FLOWS - INVESTING ACTIVITIES
Investment in short-term deposits	-	(76,351)	(20,569)
Investment in restricted deposits	(206)	(1,000)	(269)
Maturities of short-term deposits		27,463	7,398
Maturities of restricted deposits	1,353
Purchase of property and equipment	(1,310)	(716)	(193)
Purchase of intangible assets	(95)	(131)	(35)
Net cash used in investing activities	(258)	(50,735)	(13,668)

CASH FLOWS - FINANCING ACTIVITIES
Proceeds from bank loan	1,020	-	-
Repayments of bank loan	(202)	(230)	(62)
Proceeds from exercise of employee stock options	-	1	-
Net cash provided by (used in) financing activities	818	(229)	(62)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	49,368	(77,858)	(20,975)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	105,890	111,746	30,104
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(2,925)	7	2
CASH AND CASH EQUIVALENTS - END OF PERIOD	152,333	33,895	9,131

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	Nine months ended September 30,		Nine months ended September 30,
	2010	2011	2011
	NIS in thousands		In thousands

Adjustments required to reflect net cash used in operating activities:

Income and expenses not involving cash flows:
Depreciation and amortization	1,371	1,170	315
Impairment of intangible assets	1,550	80	22
Long-term prepaid expenses	(24)	1	*
Exchange differences on cash and cash equivalents	2,925	(7)	(2)
Share-based compensation	4,870	2,744	739
Interest and exchange differences on short-term deposits	-	(1,639)	(442)
Interest and linkage on bank loan	-	(11)	(3)
Interest and exchange differences on restricted deposits	151	13	4
	10,843	2,351	633

Changes in operating asset and liability items:
Decrease in trade accounts receivable and other receivables	28,903	3,929	1,058
Increase (decrease) in accounts payable and accruals	(20,463)	2,812	758
	8,440	6,741	1,816
	19,283	9,092	2,449

Supplementary information on interest received in cash	593	1,334	359

* Less than 1,000

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.	General

BioLineRx Ltd. (the “Company”) was incorporated and commenced operations in April 2003.

Since incorporation, the Company has been engaged, both independently and through its consolidated entities (collectively, the “Group”), in the development of therapeutics, from early-stage development to advanced clinical trials, for a wide range of medical needs.

In December 2004, the Company registered a limited partnership, BioLine Innovations Jerusalem L.P. (the “Partnership”), which commenced operations in January 2005. The Company holds a 99% interest in the Partnership, with the remaining 1% held by a wholly owned subsidiary of the Company, BioLine Innovations Ltd. The Partnership was established to operate a biotechnology incubator located in Jerusalem under an agreement with the State of Israel.

In February 2007, the Company listed its securities on the Tel Aviv Stock Exchange (TASE) and they have been traded on the TASE since that time. Since July 2011, the Company’s American Depositary Receipts (ADRs) are also traded on the NASDAQ Capital Market.

In January 2008, the Company established a wholly owned subsidiary, BioLineRx USA Inc., which served as the Group’s business development arm in the United States. During 2011, the Company transferred its business development activities to Israel, and BioLineRx USA is no longer active.

The Company has been engaged in drug development since its incorporation. Although the Company has generated revenues from two out-licensing transactions, the Company cannot determine with reasonable certainty if and when the Company will have sustainable profits.

b.	Convenience translation into U.S. dollars (“dollars”, “USD” or “$”)

For the convenience of the reader, the reported New Israeli Shekel (“NIS”) amounts as of September 30, 2011 have been translated into dollars, at the representative rate of exchange on September 30, 2011 ($1 = NIS 3.712). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

c.
The condensed consolidated interim financial statements of the Company for the three months and nine months ended September 30, 2011 were approved by the Board of Directors of the Company on November 24, 2011, and signed on its behalf by the Chairman of the Board, by the Company's CEO, and the Company's CFO.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 – BASIS OF PREPARATION

The Group’s condensed consolidated interim financial statements as of September 30, 2011 and for the three and nine months then ended (hereinafter – the interim financial statements) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (hereinafter – IAS 34). These interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements as of December 31, 2010 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The results of operations for the three and nine months ended September 30, 2011 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2010 and for the year then ended.

NOTE 4 – INTANGIBLE ASSETS

The Group wrote off intangible assets in the aggregate amount of NIS 80,000 during the nine months ended September 30, 2011, relating to a project (BL-4040) that was terminated.

NOTE 5 – RESEARCH AND DEVELOPMENT

Research and development expenses are reflected net of research grants received from a related party, pursuant to a research funding arrangement for early development stage projects, as follows:

	Three months ended September 30,		Nine months ended September 30,
	2010	2011	2010	2011
	NIS in thousands		NIS in thousands

Grants received from related party, offset against research and development expenses	513	1,014	2,149	2,522

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 6 – SUBSEQUENT EVENTS

On November 2, 2011, the Company’s shareholders rejected a proposal to extend the exercise period of the Company’s outstanding Series 2 warrants, which will expire, if unexercised, on December 28, 2011.

On November 24, 2011, the Company’s Board of Directors approved the re-pricing of approximately 3,700,000 outstanding “underwater” employee stock options (out of a total of approximately 6,200,000 stock options outstanding). The weighted average remaining vesting period of the options subject to re-pricing was 1.1 years, with a weighted average exercise price of NIS 4.07 per share. Terms of the re-pricing are as follows: (i) the exercise price of the options will be reduced to NIS 1.80 per share and (ii) one additional year of vesting will be added to the remaining vesting period of the options. The re-pricing is not applicable to options already vested, and it does not apply to options held by Directors or consultants. With respect to each eligible optionee, the re-pricing terms will only apply if the eligible optionee consents to the new terms. Without such consent, the terms will remain unchanged (in respect of that optionee). The total compensation cost associated with the re-pricing is approximately NIS 900,000, which will be recorded as an expense over the new vesting period of the re-priced options.